Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (this “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”) to be held at Toronto, Ontario on Thursday, May 15, 2008 at 3:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that the solicitation of proxies for the Meeting will be made primarily by mail however directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of the solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Voting by Proxies

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 13, 2008 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the notice of meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically they are asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(d)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M1B 2Y4.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation (401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4) at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares.  Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Corporation.  As at the close of business on April 10, 2008, there were 295,604,729 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxyholders, and holding or representing more than ten per cent of the Common Shares entitled to vote thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed April 11, 2008 as the record date for the determination of the holders of Common Shares entitled to receive notice of the Meeting.  Holders of Common Shares of the Corporation of record at the close of business on April 11, 2008 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 10, 2008, to the knowledge of the directors and officers of the Corporation, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares then outstanding.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect the 12 current directors of the Corporation as directors for the ensuing year. Each director so elected will hold office until the close of the next annual meeting of the shareholders of the Corporation following his election, unless his office is earlier vacated in accordance with the by-laws of the Corporation or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation.  Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence and the principal occupation or employment of each nominee for election as director of the Corporation, the year such nominee first became a director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee for election as a director of the Corporation. Information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee, as disclosed on the System for Electronic Disclosure by Insiders (SEDI), at www.sedi.ca,  and available to the Corporation as at April 10, 2008.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned Directly Or Indirectly or Over Which Control or Direction is Exercised	Ownership Target Met* Yes/No
William D. Pugliese(2, 3) Aurora, Ontario, Canada	Chairman of the Corporation	1990	6,956,706(5)	Yes

Derek Bullock(3) Bobcaygeon, Ontario, Canada	Mining Consultant	1994	24,882	Yes

Donald K. Charter(2, 3) Toronto, Ontario, Canada	President, 3Cs Corporation (Private company)	1994	104,800(6)	Yes

Joseph F. Conway Toronto, Ontario, Canada	President and Chief Executive Officer of the Corporation	2003	309,751(7)	Yes

W. Robert Dengler(4) Aurora, Ontario, Canada	Director of the Corporation	2005	10,000(8)	Yes

Stephen Freedhoff (1) Toronto, Ontario, Canada	Chartered Accountant; Self-employed Consultant	2005	6,000 (9)	Yes

Mahendra Naik(1) Markham, Ontario, Canada	Chief Financial Officer, Fundeco Inc. (Private Investment Company, Chartered Accountant)	2000	448,609(10)	Yes

John T. Shaw (4) Sydney, Australia	Chairman, Tri Origin Minerals Ltd. (mining resource company)	2006	7,023(11)	Yes

John E. Caldwell(1) Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited (electronics manufacturing service provider)	2006	3,720(12)	No

Peter C. Jones(2, 4) Toronto, Ontario, Canada	Management Consultant	2006	3,720(13)	No

Guy G. Dufresne(4) Boucherville, Québec, Canada	Engineer	2006	15,400(14)	Yes

Jean-André Elie(1) Town of Mont Royal, Québec, Canada	Director of the Corporation	2006	10,100(15)	Yes
___________
(1)	Member of the audit committee of the board of directors of the Corporation.
(2)	Member of the compensation committee of the board of directors of the Corporation.
(3)	Member of the corporate governance committee of the board of directors of the Corporation.
(4)	Member of the environmental health and safety committee of the board of directors of the Corporation.
(5)	Mr. Pugliese also holds options to purchase 20,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(6)	Mr. Charter also holds options to purchase 47,600 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(7)
Mr. Conway also holds options to purchase 400,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation and is entitled to be issued an aggregate of 16,584 Common Shares over a three year period under the share bonus plan comprising part of the share incentive plan of the Corporation pursuant to a restricted share award granted to Mr. Conway.

(8)	Mr. Dengler also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(9)	Mr. Freedhoff also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(10)	Mr. Naik also holds options to purchase 90,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(11)	Mr. Shaw also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(12)	Mr. Caldwell also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(13)	Mr. Jones also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(14)	Mr. Dufresne also holds options to purchase 75,200 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
(15)	Mr. Elie also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.

* A director must hold a minimum of 5,000 Common Shares within three years of becoming a director and maintain a minimum of 5,000 Common Shares throughout the director’s tenure.

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Charter who prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and the Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors (financial services companies); Mr. Dufresne who prior to November 2006 was President and Chief Executive Officer of Quebec Cartier Mining Company (iron ore extraction and manufacturing company); and Mr. Jones who prior to his retirement in November 2006 was President and Chief Operating Officer of Inco Limited (a metals and mining company).

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.  In order to be effective, the resolution with respect to the appointment of the auditors of the Corporation requires the approval of more than 50 per cent of the votes cast in respect of such resolution.

For the year ended December 31, 2007, the Corporation paid KPMG LLP total fees of US$1,240,000.  These fees consisted of US$1,210,000 for audit fees in respect of the audit of the annual financial statements of the Corporation and its subsidiaries and in connection with regulatory filings and engagements and including for audit-related fees in respect of assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements, and US$30,000 for tax-related services.  The Corporation paid Nil for non-audit related services.  The audit committee (the “Audit Committee”) of the board of directors of the Corporation (the “Board”) must pre-approve all non-audit related services to be performed by the auditor towards insuring auditor independence.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth all annual, short term, long-term and other compensation for services in all capacities rendered to the Corporation and its subsidiaries for the financial years ended December 31, 2007, 2006 and 2005 in respect of each of the individuals who were,  during the financial year ending December 31, 2007, the Chief Executive Officer (the “CEO”) or Chief Financial Officer (the “CFO) and as at December 31, 2007, were the three other most highly compensated executive officers of the Corporation and other individuals who would have qualified as one of the three but were not an officer of  the Corporation as at December 31, 2007 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation(1) (Cdn$)	Securities under Options Granted(2) (#)	Shares Subject to Resale Restrictions (Cdn$)	All Other Compensation (Cdn$)	Total Compensation
Joseph F. Conway President and CEO	2007 2006 2005	575,000 500,000 500,000	195,000 270,000 175,000	20,288(3) 26,059(3) 24,964(3)	150,000 125,000 25,000	__ 151,650(5) 173,280(4)	20,000 __ __	810,288 947,709 873,244
Carol Banducci (6) Chief Financial Officer	2007	350,000	75,000	1,154	100,000	__	7,000	433,154
Grant A. Edey (7) Chief Financial Officer	2007 2006 2005	340,000 325,000 275,000	__ 120,000 210,000	2,041 11,453 13,462	__ 100,000 25,000	__ __ 173,280(4)	84,291 __ __	426,332 456,453 671,742
Larry E. Phillips Senior Vice President, Corporate Affairs	2007 2006 2005	310,000 300,000 250,000	115,000 115,000 135,759	7,875 11,521 13,858	100,000 100,000 25,000	__ 101,100(5) 202,521(4)	20,000 __ __	452,875 527,621 602,138
John McCombe (8) Senior Vice President, Africa	2007 2006 2005	310,000 300,000 300,000	85,000 125,000 40,000	3,539 12,271 3,721	100,000 60,000 150,000	__ 101,100(5) 64,980(4)	16,986 __ __	415,525 538,371 408,701
Denis Miville-Deschênes (9) Senior Vice President, Project Development	2007 2006	300,000 300,000	140,000(10) 90,000	13,096 4,062	100,000 __	__ 101,100(5)	14,508 __	467,604 495,162
Jacques Perron (11) Senior Vice President, Americas	2007 2006	315,000 315,000	142,500(10) 100,000	52,455 8,844	100,000 __	__ 101,100(5)	664,947 __	1,174,902 524,944

(1)	Includes taxable benefits.
(2)
Options granted under the Share Option Plan. Values included in Total Compensation are based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model with the following assumptions:  a) The weighted average expected life of these options is of four or eight years depending upon the life of the option; b) The risk free interest rate of 3%-5%; c) Volatility rate of 37%; and d) Dividend yield of 1%.

(3)	Includes imputed interest benefit on an employee loan from the Corporation of between 2 per cent and 5 per cent pursuant to applicable regulations.
(4)
Represents the value, calculated using Cdn$10.83 per common share, of Common Shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award granted on January 31, 2006 under the share bonus plan comprising part of the share incentive plan of the Corporation.  The aggregate number of the Common Shares issuable under such award for the Named Executive officers is 56,700, one-third of which will be issued on each of the first, second and third anniversaries of the award.

(5)
Represents the value, calculated using Cdn$10.11 per Common Share, of Common Shares to be issued to the Named Executive Officer in the future pursuant to a restricted share award granted on February 8, 2007 under the share bonus plan comprising part of the share incentive plan of the Corporation.  The aggregate number of the Common Shares issuable under such award for the Named Executive Officers is 55,000, one-quarter of which will be issued on each of the first, second, third and fourth anniversaries of the award.  As a result of Mr. Perron’s departure, 10,000 restricted share awards were cancelled.

(6)	Ms. Banducci joined the Corporation on July 3, 2007.
(7)	Mr. Edey retired from the Corporation on October 12, 2007 and began receiving a retiring allowance from this date.
(8)	Mr. McCombe joined the Corporation on September 1, 2005.
(9)	Mr. Miville-Deschênes joined the Corporation on November 9, 2006 when the Corporation acquired Cambior Inc.
(10)	Includes retention bonuses.
(11)
Mr. Perron joined the Corporation on November 9, 2006 when the Corporation acquired Cambior Inc.  As part of the change in control provisions of his employment contract, he received a severance payment equal to two years of his annual salary in 2007.  Mr. Perron left the Corporation on September 30, 2007 and was paid an amount relating to accrued vacation.  The 100,000 options granted to Mr. Perron were cancelled upon his departure and have been excluded from the calculation of his total compensation.

  Share Incentive Plan

On May 17, 2007, the shareholders of the Corporation approved certain amendments to the share incentive plan of the Corporation and approved the amended and restated share incentive plan of the Corporation (the “Share Incentive Plan”).  A copy of Share Incentive Plan is attached hereto as Schedule “A” and the following summary of the Share Incentive Plan is qualified in its entirety by the provisions of the Share Incentive Plan.

The Corporation has established the Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing hereinafter referred to as a “Participant”) which may be designated from time to time by the directors of the Corporation or a designated committee thereof, (in either case the “Board”).  The Share Incentive Plan consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”) and a share option plan (the “Share Option Plan”). The following is a summary of the Share Incentive Plan.

There are currently 24,107,401 Common Shares authorized for issue under the Share Incentive Plan. Since the adoption of the Share Incentive Plan, 63,693 Common Shares have been issued pursuant to the Share Purchase Plan and, as a result, 2,686,307 Common Shares remain available for issue from treasury under the Share Purchase Plan, 148,293 Common Shares have been issued pursuant to the Share Bonus Plan and, as a result, 451,707 Common Shares remain available for issue from treasury under the Share Bonus Plan and nil Common Shares have been issued pursuant to the Deferred Share Plan and, as a result, 500,000 Common Shares remain available for issue from treasury under the Deferred Share Plan. In addition, since the adoption of the Share Incentive Plan, option exercises have resulted in the issue of 7,851,700 Common Shares under the Share Option Plan and options to purchase 3,845,500 Common Shares are outstanding under the Share Option Plan. As a result, assuming all of the existing options are exercised in full, 8,560,201 Common Shares remain available for issue upon the exercise of options yet to be granted under the Share Option Plan.

Amending Provisions

The Board may, without shareholder approval, from time to time, make certain amendments to the Share Incentive Plan as set out in section 8.03 of the Share Incentive Plan attached hereto as Schedule A, including, without limitation,

1.	any amendment of a “housekeeping” nature,

2.
any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Toronto Stock Exchange (the “TSX”), or to otherwise comply with any applicable law or regulation,

3.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.
other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.
any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	any amendment to the categories of persons who are Participants,

8.	any amendment to the contribution mechanics of the Share Purchase Plan,

9.	any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.
any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

Shareholder approval is required for any amendment to the Share Incentive Plan or to the terms of any award granted under the Share Incentive Plan that (i) increases the number of Common Shares reserved for issue from treasury under the Share Incentive Plan or reduces the exercise price of an option (for this purpose, a cancellation or termination of an option to a Participant prior to its expiry date for the purpose of reissuing an option to the same Participant with a lower exercise price would be treated as an amendment to reduce the exercise price of an option) except in connection with a stock split, spin-off, share dividend, share combination, recapitalization, merger, change of control or similar event, (ii) any amendment which would change the number of days with respect to the extension of the expiration date of options expiring during or immediately following a blackout period, (iii) extends the term of an option other than as then permitted by the Share Incentive Plan, or (iv) permits awards to be transferred other than as then permitted by the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding.

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan.  At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the  Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for, or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

A maximum of 2,750,000 Common Shares may be issued under the Share Purchase Plan representing less than 1 per cent of the number of Common Shares outstanding as at April 10, 2008. For the financial year ended December 31, 2007, 5,613 Common Shares were issued pursuant to the Share Purchase Plan. As a result, an aggregate of 63,693 Common Shares have been issued to date under the Share Purchase Plan representing 0.02 per cent of the outstanding Common Shares.  2,686,307 Commons Shares remain available to be issued under the Share Purchase Plan.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 600,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Share Bonus Plan.  In respect of the financial year of the Corporation ended December 31, 2006, the Corporation granted on February 8, 2007 restricted share awards to Messrs. Conway, Phillips, McCombe, Miville-Deschenes and Perron and other employees entitling such individuals to be issued an aggregate of 55,000 Common Shares for Named Executive Officers and an aggregate of 47,000 Common Shares for other employees over a four year period under the provisions of the Share Bonus Plan. One-quarter of such Common Shares will be issued on each of the first, second, third and fourth anniversaries of the date of grant.  Having left the Corporation as of September 30, 2007, Mr. Perron’s restricted share awards were cancelled on November 30, 2007 reducing the aggregate to 45,000 Common Shares for Named Executive Officers.  Similarly, departures of other employees reduced the aggregate of restricted share awards to other employees to 36,000.

In addition, in respect of the financial year ended December 31, 2007, 19,800 Common Shares under the Share Bonus Plan were issued to non-executive directors.

As a result, an aggregate of 148,293 Common Shares have been issued to date under the Share Bonus Plan representing 0.05 per cent of the outstanding Common Shares.  451,707 Commons Shares remain available to be issued under the Share Bonus Plan.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. A maximum equal to the lesser of 500,000 Common Shares and one per cent of the number of Common Shares outstanding from time to time may be issued under the Deferred Share Plan. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all the designated affiliates of the Corporation (a “Designated Affiliate”) or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

For the financial year ended December 31, 2007, nil Common Shares were issued pursuant to the Deferred Share Plan, representing 0 per cent of the outstanding Common Shares.  500,000 Common Shares remain available to be issued from treasury under the Deferred Share Plan.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option. It is the Board’s policy that the directors will not receive annual option grants.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(e)
in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(f)
in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

(g)
in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than ten years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. In the absence of any vesting provisions being so provided, options granted under the Share Option Plan shall vest equally over a three year period, and be exercisable within a term not to exceed ten years.  The total number of Common Shares that may be issued under the Share Option Plan cannot exceed 20,261,806 Common Shares. In addition, the aggregate number of Common Shares at any time available for issue to any one person cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation and a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate  of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the Option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the directors of the Corporation amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the Common Shares to which the terminated option related, to receive that number of Common Shares having an equivalent value to the terminated option. The TSX did not require that shareholders of the Corporation approve such amendment to the Share Option Plan.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

As a result of the exercise of options and the resulting issue of Common Shares, the number of Common Shares now reserved for issue under the Share Option Plan is 12,405,701 Common Shares, representing 4.2 % of the current outstanding Common Shares. Options to purchase an aggregate of 3,845,500 are currently outstanding, leaving an aggregate of 8,560,201 Common Shares available for future grants of options under the Share Option Plan representing 2.9 per cent of the current outstanding Common Shares.

In addition, there are 913,578 options outstanding relating to options acquired resulting from the acquisitions of Repadre Capital Corporation and Cambior Inc.  These options are excluded from the shares reserved for issue under the Share Incentive Plan.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth information regarding options granted under the Share Option Plan during the financial year ended December 31, 2007 to the Named Executive Officers.

Name	Securities under Options Granted	Percentage of Total Options Granted to Employees in the Financial Year	Exercise or Base Price (Cdn$/share)	Market Value of Securities Underlying Options at the Date of Grant ($/share)	Expiration Date
Joseph F. Conway	150,000	8	10.11	10.11(1)	February 7, 2012
Carol Banducci	100,000	5	8.33	8.07(2)	July 2, 2012
Grant A. Edey	---	---	---	---	---
Larry E. Phillips	100,000	5	10.11	10.11(1)	February 7, 2012
John McCombe	100,000	5	10.11	10.11(1)	February 7, 2012
Denis Miville-Deschenes	100,000	5	10.11	10.11(1)	February 7, 2012
Jacques Perron(3)	100,000	5	10.11	10.11(1)	February 7, 2012

(1)	Based on the closing price of the Common Shares on the TSX on the date of the grant of the options, being February 8, 2007.
(2)	Based on the closing price of the Common Shares on the TSX on the date of the grant of the options, being July 3, 2007.
(3)	Cancelled on November 29, 2007, 60 days after Mr. Perron’s date of departure.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth certain information regarding all exercises of stock options during the financial year ended December 31, 2007 by each of the Named Executive Officers and the value of unexercised options held by the Named Executive Officers as at December 31, 2007 on an aggregate basis.

Name	Number of Securities Acquired on Exercise	Aggregate Value Realized (Cdn$)	Number of Unexercised Options at December 31, 2007 Exercisable/ Unexercisable	Value of Unexercised in-the-money Options at December 31, 20071) Exercisable/ Unexercisable (Cdn$)
Joseph F. Conway	---	---	418,333/241,667	127,400/0
Carol Banducci	---	---	0/100,000	0/0
Grant A. Edey	---	---	184,999/75,001	260,400/0
Larry E. Phillips	---	---	174,999/175,001	37,000/0
John McCombe	---	---	120,000/190,000	0/0
Denis Miville-Deschenes	---	---	50,400/100,000	115,920/0
Jacques Perron(2)	29,400	88,788	---	---

(1)	Based on the closing price of the Common Shares on the TSX on December 31, 2007 of Cdn$8.09.
(2)	All options were cancelled subsequent to Mr. Perron’s departure.

Other Compensation Matters

Options to purchase an aggregate of 650,000 Common Shares were granted to the Named Executive Officers during the financial year ended December 31, 2007.  As a result of Mr. Perron’s departure on September 30, 2007, 100,000 options were cancelled, which resulted in options to purchase an aggregate of 550,000 Common Shares being granted to the Named Executive Officers during the financial year ended December 31, 2007.  Each option entitles the holder to acquire one Common Share at an exercise price of Cdn$10.11 or Cdn$8.33.  In addition restricted share awards were made to the Named Executive on February 8, 2007 in respect of the financial year ended December 31, 2006 equal to an aggregate value of Cdn$454,950 as part of the long-term incentive compensation to the Named Executive Officers.

Management Contracts

Regarding the Named Executive Officers, the Corporation has entered into management and employment agreements (collectively the “Management Agreements”) with Joseph F. Conway, Carol Banducci, Larry E. Phillips, John McCombe and Denis Miville-Deschenes.  Under the Management Agreements, for the 2007 financial year of the Corporation the base annual salary for Mr. Conway was fixed at Cdn$575,000, Cdn$350,000 for Ms. Banducci, Cdn$310,000 for Mr. Phillips, Cdn$300,000 for Mr. McCombe and Cdn$300,000 for Mr. Miville-Deschenes.  The Management Agreements contain provisions with respect to termination on death and disability as well as termination by the Corporation other than for cause, in which case remuneration equal to their base salary is to be paid to Messrs. Conway, Phillips, McCombe and Miville-Deschenes and Ms. Banducci for 24 months following such termination and, in all cases, any outstanding stock options become fully exercisable.

The Management Agreements also contain “change of control” provisions. These provisions provide that, under certain specified circumstances, a change in control of the Corporation is deemed to constitute termination of employment by the Corporation other than for cause, unless waived by the Key Executive.  Members of the Compensation Committee are aware of and understand the long-term implications of these Management Agreements and the limitations they impose on changing compensation.  The aggregate value of the termination liability under the change in control provision for the Named Executive Officers is about $3.9 million based on 2008 salaries, and assuming a lump-sum, 24 month payment of salary, not including the value of the continuation of benefits for the 24 month period, to which these Named Executive Officers are also entitled.

	2008 Salary	Termination Payment
Joseph F. Conway President and CEO	$600,000	$1,200,000
Carol Banducci Chief Financial Officer	370,000	740,000
Larry E. Phillips Senior Vice President, Corporate Affairs	325,000	650,000
John McCombe Senior Vice President, Africa	315,000	630,000
Denis Miville-Deschenes Senior Vice President, Project Development	315,000	630,000
Total Termination Payment		$3,830,000

Composition of the Compensation Committee

The Compensation Committee is comprised of Peter Jones (Chairman), Donald K. Charter and William D. Pugliese.  All are independent, have no interlocking relationships with the executive officers of the Corporation (or serve on other boards with the executive officers) and are experienced in matters of executive compensation, having been former chief, or senior, executive officers of large, publicly traded companies, including mining companies, and worked, at the Board level, on matters of compensation.  The Compensation Committee held eight meetings for the year ended December 31, 2007.

Prior to May 17, 2007, members of the Compensation Committee comprised Donald K. Charter (Chairman), Peter C. Jones and W. Robert Dengler.

Shareholder Return Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index and S&P/TSX Gold Index for the five most recently completed financial years of the Corporation.  The total compensation of Named Executive Officers in 2007 is -0.609% of the total shareholder return for the year.

Compensation of Directors

For the financial year ended December 31, 2007, Mr. Pugliese received an annual retainer of Cdn$220,000 as the Chairman of the Board and each director of the Corporation (other than Messrs. Pugliese and Conway) received an annual retainer of Cdn$12,000 together with Cdn$2,500 for each Board and committee meeting attended.  Annual committee chair retainers are fixed at Cdn$3,000.  Each director (other than Messrs. Pugliese and Conway) also received a quarterly grant of 500 Common Shares.  Travel and other expenses incurred by directors to attend Board and committee meetings are reimbursed.

Director	Annual Retainer (Cdn$)	Committee Chair Retainer (Cdn$)	Board and Committee Meeting Fees (Cdn$)	Share Grants(1) (Cdn$)	Travel / Accommodation (Cdn$)	Total Fees & Expenses (Cdn$)
William D. Pugliese	220,000	---	---	---	212	220,212
Derek Bullock	12,000	---	47,500	16,860	649	77,009
John E. Caldwell	12,000	1,875	47,500	16,860	1,777	80,012
Donald K. Charter	12,000	4,125	55,000	16,860	221	88,206
W. Robert Dengler	12,000	3,000	52,500	16,860	13,194	97,554
Guy G. Dufresne	12,000	---	37,500	16,860	1,767	68,127
Jean-André Élie	12,000	---	40,000	16,860	3,684	72,544
Stephen Freedhoff	12,000	1,125	50,000	16,860	72	80,057
Peter C. Jones	12,000	1,875	57,500	16,860	610	88,845
Mahendra Naik	12,000	---	50,000	16,860	---	78,860
John T. Shaw	12,000	---	42,500	16,860	652	72,012
Total	340,000	12,000	480,000	168,600	22,838	1,023,438

(1)
Based on the value derived on 500 shares issued on each of March 31, 2007, July 3, 2007, September 30, 2007 and January 2, 2008 and on the closing price of the Common Shares on the TSX on applicable dates.

The directors of the Corporation, excluding Mr. Conway, received an aggregate of Cdn$1,023,438 in remuneration in 2007.

REPORT ON EXECUTIVE COMPENSATION

The compensation committee of the Board (the “Compensation Committee”) oversees the compensation of executive officers of the Corporation, with decision with respect to compensation to be ultimately determined by the Board.  This Report is provided by the current members of the Compensation Committee, being Peter C. Jones (Chairman), Donald K. Charter and William D. Pugliese.  As earlier noted, all are independent, have no interlocking relationships with the executive officers of the Corporation and are experienced in matters of executive compensation, having been former chief, or senior, executive officers of large, publicly traded companies, including mining companies, and worked, at the Board level, on matters of compensation.

The Compensation Committee makes recommendations to the Board on all aspects of the compensation payable to the CEO and other executive officers as well as with respect to compensation policies.  The CEO may attend meetings of the Compensation Committee to provide advice and recommendations regarding the compensation of executive officers. However, the CEO is not a member of the Compensation Committee, not entitled to vote on any matter brought before the Compensation Committee and not present during discussion of his own compensation, whether at the Compensation Committee or Board level.

Compensation Policy and Objectives

The Compensation Committee reviews, for approval by the Board, the design and competitiveness of the Corporation’s executive pay-for-performance compensation program.  The fundamental objective of the Corporation is the long-term creation and protection of shareholder value.  The Corporation’s executive compensation program is designed to achieve this and to align the interests of executive officers with the interests of shareholders.

The compensation of the Corporation’s executive officers, including the  Named Executive Officers, is made up of the following four components, all designed to align the interests of the executive officers with shareholders with regard to the long-term creation and protection of shareholder value:

(1)
a base salary – reviewed annually by the Compensation Committee and established with reference to the responsibilities, experience and competencies of the applicable executive officer; base salaries recommended by the Compensation Committee, to remain competitive, generally fall within the median of the Corporation’s peer or comparator group of companies (which, for the year, consisted of gold-producing companies with a market capitalization of between 50% to 200% of the Corporation’s market capitalization);

(2)
an annual, targeted cash performance bonus – as an annually targeted percentage of base salary, to motivate the performance of executives, and tied to the key performance indicators of the Corporation that drive shareholder value (discussed below, under —“Performance Criteria”), such that executives are rewarded directly for performance which meets the Corporation’s stated objectives;

(3)
long-term, equity incentives – in the form of options and/or shares, align executive officer and shareholder interests and are, therefore, an integral part of any compensation recommendations with respect to executive officers; the annual equity entitlement awarded is discretionary but generally in the range of 50% to 150% of any cash performance bonus and there is an expectation that executive officers will, within a period of three years of being appointed, hold equity at least equal in value to their base salary (the expectation for the CEO being 200% of base salary); the value of equity entitlements are based on the market value at the time of grant; and

(4)
employee benefits – that the Compensation Committee views as competitive with the Corporation’s peer group, including health and life insurance benefits, a defined contribution pension plan and share purchase plan, comprising part of the share incentive plan of the Corporation.

Compensation Calculation

In terms of the annual compensation award, guidelines have been established by the Compensation Committee which outline the key corporate objectives.  These objectives are designed to reflect those goals which drive or reflect the long-term creation and protection of shareholder value.  These are guidelines, however, and are not applied as a hard and fast formula.  The Compensation Committee has determined that rigid formulas may too often have an unwanted result and the experienced discretion of the Compensation Committee, and the Board, should be the ultimate determination of the correct, overall compensation in the context of the pre-determined guidelines.  The Board comes to a decision after an involved deliberation of the Compensation Committee’s recommendations, which are come to after involved discussion with the CEO.  Compensation is decided with the intent of attracting and retaining executives and motivating them to achieve superior results, as reflected in the Corporation’s performance.

The guidelines used by both the Compensation Committee, to make its recommendations, and the Board, to make the ultimate compensation decision, are reviewed annually, in conjunction with the annual budgeting process.  This ensures the guidelines are kept up to date with performance demands and the competitiveness of the industry.  It is important to note that, in addition to an annual evaluation of specific operational, corporate, departmental and personal performance benchmarks, the overall approach to compensation taken by the Compensation Committee is examined as the Corporation and marketplace evolve.

Performance Criteria

Guidelines established by the Compensation Committee require that executive officers be evaluated against a matrix of operating, corporate, departmental and personal targets, designed to achieve the long-term creation and protection of shareholder value.  The nature of the position and responsibilities of the particular executive officer dictate the targets to be applied and their weightings.  For example, an executive officer whose principal responsibilities involve an oversight of the operation of the Corporation’s mines will have, compared to the other executive officers, a greater weighting assigned to the operating performance target, whereas the CEO will have a greater weighting assigned to corporate performance, the CEO’s principal objective.  In respect of the Named Executive Officers (other than Grant A. Edey and Jacques Perron, who retired from and left the Corporation, respectively, during the year), the evaluative criteria and weightings assigned by the Compensation Committee to such evaluative criteria are as follows:

Named Executive	Operating Performance	Corporate Performance	Departmental Performance	Personal Performance
Joseph F. Conway President and CEO	40%	40%	N/A	20%
Carol Banducci Chief Financial Officer	30%	25%	25%	20%
Larry E. Phillips Senior Vice President, Corporate Affairs	30%	25%	25%	20%
John McCombe Senior Vice President, Africa	60%	20%	N/A	20%
Denis Miville-Deschenes Senior Vice President, Project Development	30%	25%	25%	20%

The operating, corporate, departmental and personal performance benchmarks established by the Compensation Committee and pursuant to which the compensation award is, in part, recommended to the Board, are comprised of the components noted below:

(1)
operating performance – broken down into net operating cash flow (60%), reserve replacement (25%) and health, safety and sustainability (15%); net operating cash flow is what results after capital expenditures, including those relating to exploration and project development, have been subtracted from operating cash flow and is targeted at a pre-tax cash flow based on the budgeted gold price (this negates the effect of the price of gold on operating performance); only currently operating mines are taken into account when looking at reserve replacement, not the contribution of exploration or development projects, new projects or acquisitions; the health, safety and sustainability score is based, among other environmental components, on the severity and frequency of lost-time incidents during the fiscal year (any fatality resulting in a zero score) and relative to the current objective of at least a 25% reduction in lost-time incidents for every mine, over any 3 year rolling period, pro-rated regionally and corporately or zero accidents;

(2)
corporate performance – considered on a relative basis and broken down equally into total shareholder return (share price appreciation and dividends) (50%) and return on capital (50%); total shareholder return is looked at equally in terms of total shareholder return over one year (50%) and three years (50%) in order to reduce the distortion of any extraordinarily positive or negative year due to a non-recurring event; in order for a 100% score in the total shareholder return category, the Corporation’s total shareholder return must be at least 110% of the total shareholder return of the S&P/TSX Global Gold Index; return on capital is defined as pre-tax cash flow or earnings from operations divided by the sum of the Corporation’s shareholder equity, minority interest and long-term debt, net of cash and cash equivalents and investments; return on capital is compared to the average return on capital of the Corporation’s peer group, and must exceed 110% of the peer group return on capital for a 100% scoring;

(3)
departmental performance – the performance, within budgetary constraints, of the function over which the executive officer has principal oversight; the CEO (discussed below, under “Compensation of the Chief Executive Officer”) is responsible for establishing and overseeing the strategic direction of the Corporation and executive succession planning, the CFO is responsible for overseeing financial reporting and the establishment of internal controls to guarantee accurate and complete reporting, the head of Corporate Affairs is responsible for oversight of the Corporation’s legal affairs, the head of Corporate Development is responsible for securing business opportunities whether in the form of acquisitions, partnerships or otherwise, and the head of Sustainability is responsible for ensuring environmental compliance and advancement of community projects in jurisdictions in which the Corporation operates, amongst the other executive; and

(4)	personal performance – the level of accomplishment of the personal goals established by the CEO, and approved by the Compensation Committee, for the year, for each executive.

The overall achievement of the Named Executive Officers (with the exception of Messrs. Edey and Perron, as previously noted) with respect to each of the guidelines used by the Compensation Committee, and the total performance score, used to arrive at the compensation award, is set out below:

Named Executive	Operating Performance	Corporate Performance	Departmental Performance	Personal Performance	Total Performance
Joseph F. Conway President and CEO	35%	0%	N/A	20%	55%
Carol Banducci Chief Financial Officer	26%	11%	30%	25%	92%
Larry E. Phillips Senior Vice President, Corporate Affairs	26%	11%	25%	25%	87%
John McCombe Senior Vice President, Africa	50%	0%	N/A	20%	70%
Denis Miville-Deschenes Senior Vice President, Project Development	26%	11%	25%	20%	81%

Consistent with the Compensation Committee’s pay-for-performance philosophy, the annual, cash performance bonus, as a percentage of base salary, was determined in light of the total performance of each of the Named Executive Officers, in addition to the long-term, equity incentive award.  A 100% total performance score could warrant an award of the total targeted cash bonus of a Named Executive Officer.  In relation to and closely reflecting total performance, the approximate actual cash bonus received, and that which was targeted by the Compensation Committee, as a percentage of base salary, are as follows:

Named Executive	Bonus Paid (% of Base Salary)	Bonus Targeted (% of Base Salary)
Joseph F. Conway President and CEO	40%	60%
Carol Banducci Chief Financial Officer	21%(1)	40%
Larry E. Phillips Senior Vice President, Corporate Affairs	35%	40%
John McCombe Senior Vice President, Africa	27%	40%
Denis Miville-Deschenes Senior Vice President, Project Development	30%	40%

(1)	Represents the pro-rated 2007 bonus paid Ms. Banducci, given Ms. Banducci commenced employment with the Corporation on July 3, 2007.

The targeted, cash performance bonuses, recommended by the Compensation Committee, and approved by the Board, for these Named Executive Officers for the financial year ending December 31, 2008 are as follows:

Named Executive	Bonus Targeted (% of Base Salary)
Joseph F. Conway President and CEO	65%
Carol Banducci Chief Financial Officer	45%
Larry E. Phillips Senior Vice President, Corporate Affairs	45%
John McCombe Senior Vice President, Africa	40%
Denis Miville-Deschenes Senior Vice President, Project Development	40%

These targets have been set to motivate a 100% accomplishment in 2008 by each of these Named Executive Officers of all of the performance guidelines, in operating, corporate, department and personal performance areas, and to achieve the fundamental objective of the Corporation in the long-term creation and protection of shareholder value.

Compensation of the Chief Executive Officer

The foregoing guidelines applied by the Compensation Committee when coming to a recommendation in respect of the compensation of the Named Executive Officers are also applied to the recommendation of the compensation to be awarded the CEO. In respect of the CEO, the Compensation Committee:

(1)	periodically reviews the CEO’s responsibilities and makes recommendations for changes, as the case may be, to the Board for approval;

(2)	reviews, on an annual basis, corporate goals and objectives relevant to the CEO’s compensation and makes recommendations thereon to the Board for approval;

(3)	leads the annual review and evaluation process of the CEO’s performance and reports on the results thereof to the Board; and

(4)
reviews, and if appropriate, recommends to the Board for approval, any agreement between the Corporation and the CEO, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

Compensation Consultant

In accordance with the Corporation’s adherence to the best practice of retaining independent executive compensation consulting, any work other than services performed for the Compensation Committee by any compensation consultant must be pre-approved in advance by the Compensation Committee or the Chair thereof.  In 2007, no compensation consultant was retained by the Compensation Committee as it felt it unnecessary to incur further fees to confirm its assessment of compensation practices and levels of compensation of the Corporation’s peer or comparator group of companies.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2007, information concerning securities authorized for issue under equity compensation plans of the Corporation.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans previously approved by securityholders	5,749,358(1)	9.19	8,425,867

(1)
Including 124,334 Common Shares and 993,524 Common Shares to be issued upon the exercise of options held by former directors, officers and employees of Repadre Capital Corporation and Cambior Inc., respectively.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of Cdn$25 million for the period from August 1, 2007 to August 1, 2008. The deductible amount on the policy is Cdn$500,000 and the total premium for the period from August 1, 2007 to August 1, 2008 is Cdn$395,000.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Strong, effective corporate governance practices have been a focus of the Board since the Corporation’s inception. The directors of the Corporation are committed to maintaining high standards of corporate governance for the proper operation of the business of the Corporation and the effective protection of the interests of all of its stakeholders.

The corporate governance committee of the Board (the “Corporate Governance Committee”) is responsible for reviewing proposed and actual changes to legislation, regulations and guidelines, as well as public commentary pertaining to corporate governance practices. The Board is of the view that the Corporation’s standards of corporate governance continue to meet or exceed the governance requirements in Canada and the United States.

The following is a description of the Corporation’s corporate governance practices. This statement has been reviewed by the Corporate Governance Committee and approved by the Board. When used to describe a director, the term “independent” has the meaning ascribed thereto by the Canadian Securities Administrators (“CSA”) and the New York Stock Exchange (“NYSE”), namely a director who has no direct or indirect material relationship with the Corporation. A “material relationship” being a relationship which could, in the view of the Corporation’s Board be reasonably expected to interfere with the exercise of the director’s independent judgment.

Board of Directors

Independence

The Board currently consists of 12 members. The Board can and does act independently of management. The positions of Chairman of the Board and CEO are separate and held by two different individuals.

The Board itself or through its Corporate Governance Committee reviews, among other things, directors’ relationships with the Corporation and its subsidiaries to determine the independence of Board members. After consideration of all business, family and not for profit relationships among the directors and the Corporation and its subsidiaries, the Board determined, as shown in the table below, that all directors, other than the President and CEO, have no direct or indirect material relationships with the Corporation which could reasonably interfere with the exercise of their independent judgment.  Directors who are also officers of the Corporation or any of its subsidiaries, or executive directors, receive no remuneration as directors.  Also, all members of the Audit Committee are “independent” as such term is defined in the rules of the CSA, the United States Sarbanes Oxley Act of 2002 (“SOX”) and the NYSE with respect to audit committees.

DIRECTORS’ RELATIONSHIP TO THE CORPORATION(1)
Name	Management	Non-Independent	Independent	Reason for dependent status
Derek Bullock			✓
John E. Caldwell			✓
Donald K. Charter			✓
Joseph F. Conway	✓	✓		President and Chief Executive Officer of the Corporation
W. Robert Dengler			✓
Guy G. Dufresne			✓
Jean-André Élie			✓
Stephen Freedhoff			✓
Peter C. Jones			✓
Mahendra Naik			✓
William D. Pugliese(2)			✓
John T. Shaw			✓

(1)	Other information about each director, can be found under the heading “Business of the Meeting – Election of Directors” in this Circular.
(2)	More than three years have passed since he has ceased being an officer of the Corporation.

The Board maintains the ability to function independently of management by following several policies and procedures:

•	there are no members of management on the Board other than the President and CEO of the Corporation;

•	when appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters at meetings of the Board;

•	the President and CEO’s compensation is considered and recommended, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time when appropriate.

Chairman of the Board

The Chairman of the Board, Mr. Pugliese, is, as determined by the Board, independent of management. Mr. Pugliese assumed the role of Co-Chairman of the Board in 1990 and in 2003 became Chairman. He does not sit on the board of directors of any other publicly listed company. The primary roles of the Chairman of the Board are to chair all meetings of the Board and shareholders and to ensure the Board functions effectively. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication and acting as liaison between management and the Board.

Meetings and In Camera Sessions

The Board held 13 meetings in 2007. The Board has not established any minimum attendance level for Board and committee meetings however, attendance is a critical element for directors to perform their duties and responsibilities.  The Board expects directors to attend all regular Board and committee meetings (in person or by phone) unless circumstances make it impossible to do so and attendance is considered in director nomination.

The Audit Committee meets at least every quarter to review, among other things, the Corporation’s financial statements and related disclosure documents. The other committees of the Board meet at least once each year or more frequently as deemed necessary by each committee.

The frequency of meetings and the nature of meeting agendas depend on the nature of the business and affairs which the Corporation faces from time to time. The Board’s policy is to hold in camera meetings at the end of each Board and committee meeting. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2007.

DIRECTORS’ MEETING ATTENDANCE

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings
Derek Bullock	13 of 13	100%	6 of 7	86%	19 of 20	95%
John E. Caldwell	13 of 13	100%	6 of 6	86%	19 of 20	95%
Donald K. Charter	11 of 13	85%	11 of 11	100%	22 of 24	92%
Joseph F. Conway	12 of 13	92%	Not Applicable	Not Applicable	12 of 13	92%
W. Robert Dengler	13 of 13	100%	8 of 12	67%	21 of 25	84%
Guy G. Dufresne	13 of 13	100%	2 of 4	50%	15 of 17	88%
Jean-André Élie	13 of 13	100%	3 of 3	100%	16 of 16	100%
Stephen Freedhoff	13 of 13	100%	7 of 7	100%	20 of 20	100%
Peter C. Jones	12 of 13	92%	11 of 12	92%	23 of 25	92%
Mahendra Naik	13 of 13	100%	7 of 7	100%	20 of 20	100%
William D. Pugliese	13 of 13	100%	3 of 3	100%	16 of 16	100%
John T. Shaw (1)	13 of 13	100%	4 of 4	100%	17 of 17	100%

(1)	Because of distance, Mr. Shaw usually participates by telephone.

During any Board and committee meeting, any independent director may request that members of management not be present for all or part of the meeting. Also, at the end of regularly scheduled Board and committee meetings, independent directors have the opportunity to meet without management being present. These in camera sessions promote open discussions among independent board members. During such sessions, independent directors address matters such as the CEO’s performance, compensation and succession, Board and committee performance and any sensitive transaction, agreement or other matter. During 2007, independent directors held in camera sessions at the end of each Board and committee meeting without any representatives of management being present. Also, the Audit Committee holds, during the meeting on the annual financial statements, a closed session with the Corporation’s external auditors to allow them to discuss openly their annual audit of the Corporation’s year-end financial statements. Committee chairmen report to the Board on their committee’s in camera session discussion at the following Board meeting. The Board and committee chairmen communicate to management, as needed, the results of matters discussed in in camera sessions.

Other Public Company Directorships

The Board has a policy of reviewing directorships and committee appointments held by directors in other public companies, ensuring each director is able to fulfill his duties and that conflicts of interest are avoided. Only one director serves on the board of more than three public companies. No director serves on the board of any other public company with any other director of the Corporation and thus there are no interlocking relationships between directors.  In addition, there are no interlocking relationships between the directors, such as those that comprise the Compensation Committee, and executive officers. The following table provides details regarding directorships and committee appointments currently held by the Corporation’s directors in other public companies.

Other Public Company Directorship
Name	Directorships (Stock Exchange listing)	Committee Appointments
Derek Bullock	CANARC Resource Corp. (TSX)	Member of the Audit Committee
John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Member of the Operational Audit Committee Member of the Compensation Committee
	Rothmans Inc. (TSX)	Member of the Audit Committee Member of the Compensation Committee Member of the Governance Committee
	Advanced Micro Devices	Member of the Finance Committee
	SMTC Corporation	None
Donald K. Charter	Dundee REIT (TSX)	None
	Baffinland Iron Mines Corporation (TSX)	Chairman of the Governance Committee Member of the Compensation Committee
	Great Plains Exploration Inc. (TSX)	Member of the Compensation Committee Member of the Audit Committee
	Lundin Mining Corporation (TSX)	Member of the Audit Committee Member of the Compensation Committee
Joseph F. Conway	None	None

W. Robert Dengler	Denison Mines Corp. (TSX)	Member of the Compensation Committee Chairman of the Environmental Health and Safety Committee
Guy G. Dufresne	Royal & SunAlliance Canada (NYSE, LSE)	Member of the Audit Committee Member of the Pension and Investment Committee
Jean-André Élie	Alimentation Couche Tard Inc. (TSX)	None
Stephen Freedhoff	CryptoLogic Exchange Corporation (TSX) CryptoLogic Limited (TSX, NASDAQ, LSE) IBI Income Fund (TSX)	Member of the Audit Committee Member of the Audit Committee
Peter C. Jones	Mizuho Corp Bank (Canada)	Member of the Audit Committee Member of the Compliance Committee
	Century Aluminum Company (NASDAQ)	Member of the Audit Committee Chair of the Compensation Committee
Mahendra Naik	Fortune Minerals Ltd (TSX)	Chairman of the Audit Committee Member of the Compensation Committee
William D. Pugliese	None	None
John T. Shaw	Discovery Metals Ltd. (ASX, BSE)	None
	Tri Origin Minerals Ltd. (ASX)	Chairman of the Board; Chair, Remuneration Member of the Audit Committee

Director Investment Requirements

In January, 2003 the Board implemented a policy which requires each director of the Corporation to hold a minimum of 5,000 Common Shares. This requirement is to be attained within three years of becoming a director of the Corporation, and must be maintained throughout each director’s tenure. As of the date hereof, ten out of the twelve directors have attained this investment requirement. See “Business of the Meeting - Election of Directors” above for details regarding security holdings of the Corporation’s directors.

Board Role and Responsibilities

The roles and responsibilities of the Board are set out in applicable laws and regulations as well as in corporate policies. The Board’s duties and responsibilities are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its responsibilities, the Board oversees among other things, the following matters:

•	ensuring the integrity of the President and CEO and other executive officers and the creation of a culture of integrity throughout the Corporation;

•	the adoption of a strategic planning process of the Corporation which takes into account the opportunities and risk of the business;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	setting a communications policy for the Corporation to facilitate communications with investors and other interested parties;

•	the integrity of the Corporation’s internal control and management information systems; and

•	the development of the Corporation’s approach to corporate governance.

The Board discharges its responsibilities directly and through its committees.

Position Descriptions

The Board has developed written position descriptions for members of management, including the President and CEO. The President and CEO’s position description was approved by the Board. The position description provides that primary responsibilities of the President and CEO are to develop and implement a strategic business plan for the Corporation, manage and monitor operating and exploration interests, pursue business opportunities, recruit, select and develop the executive team members and maintain and develop the organization’s culture, values and reputation.  The President and CEO provides leadership and direction in all aspects of the Corporation’s ongoing business and business development activities, and reports to and is accountable to the Board.

The Board has developed a written position description for the Chairman of the Board.

The mandate of each of the committees defines the authority, roles and responsibilities, organization and function of each committee. The Board believes that the mandates in effect provide appropriate guidance for each committee member and for each committee chairman.

Orientation and Continuing Education

The Corporate Governance Committee is, according to the committee mandate, responsible for advising and recommending an orientation and education program for new directors of the Corporation. Currently such program includes written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board ensures that prospective candidates fully understand the role and responsibilities of the Board and its committees and the contribution that individual directors are expected to make, including, in particular, the commitment of time that the Corporation expects of its directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Corporate Governance Committee: (a) periodically canvasses the directors to determine their training and education needs and interests; (b) arranges visitation by directors to the Corporation’s facilities and operations; and (c) arranges the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Corporation and its subsidiaries. Any non-compliance with the Code is to be reported confidentially to the Corporation’s General Counsel or through the Corporation’s anonymous and confidential Compliance Reporting System.  The officers of the Corporation conduct audits to test compliance with the Code to ensure all employees become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. A copy of the Code may be accessed on the Corporation’s website at www.iamgold.com.

The Code establishes guidelines setting forth the ethical behavior required from every director, officer and employee of the Corporation, including, but not limited to, conflicts of interest, protection of assets, confidentiality and respect of the law.

The Code provides that directors, officers and employees must avoid conflicts of interest, both real and perceived.  In practice, should a director have a material interest or otherwise be in a conflict of interest as regards a proposed transaction or agreement considered by the Board, he must disclose his conflict of interests and withdraw from any discussions, assessment or decision related to the particular transaction or agreement, including voting thereon.

The Board has adopted a Compliance Reporting Policy which establishes procedures for the receipt of complaints and concerns of employees regarding accounting and auditing matters or any improper activity within the Corporation.  Written and verbal reports may be directed confidentially and anonymously to either the Chair of the Audit Committee or the Chair of the Corporate Governance Committee.  Employees may also utilize an external Compliance Hotline administered by a third party.

Nomination of Directors

The Board’s nomination process is delegated to the Corporate Governance Committee. This committee is responsible for developing, updating and recommending annually to the Board, a long-term plan regarding Board composition which plan must take into consideration the independence and time commitment of each director; the competencies and skills the Board, as a whole, should possess; the current strengths, skills and experience represented by each director; and the strategic direction of the Corporation.

The Corporate Governance Committee may, at the Corporation’s expense, retain outside consultants to conduct searches for appropriate nominees for the Board.  Any shareholder who wishes to recommend a candidate to be considered by the Corporate Governance Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to the Chairman of the Corporate Governance Committee c/o IAMGOLD Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

Compensation

The Compensation Committee reviews the amount and form of compensation of directors. In making recommendations of appropriate adjustments to the Board, it considers the time commitment, risks and responsibilities involved in being an effective director, as well as available information on compensation paid to directors of comparable companies. The Compensation Committee reviews such information and makes its recommendations to the Board. Directors’ compensation is disclosed in this Circular under the heading “Statement of Executive Compensation - Compensation of Directors”.

The Compensation Committee is responsible for developing an executive compensation strategy and determining and recommending for approval to the Board executive compensation arrangements. Information on the process for determining executive compensation and information on services provided by compensation consultants is provided in this Circular under the heading “Report on Executive Compensation”.

Assessments

The Corporate Governance Committee generally monitors the performance of the Board throughout the year. On an annual basis, each director is asked to complete an evaluation form regarding the performance of the Board and its Chairman. Director peer reviews are performed in the context of discussions between individual directors and the Chairman of the Corporate Governance Committee. The Corporate

Governance Committee reviews annually the qualifications and performance of the directors proposed for reelection. Based on its evaluation, the Corporate Governance Committee makes recommendations to the Board. The Chairman of the Corporate Governance Committee reviews all of the evaluation reviews and considers any actions or policy changes that may be required and reports and makes recommendations to the Board thereon.

Board’s Expectations of Management

The Board’s main expectations of the Corporation’s management are to protect the Corporation’s interests and ensure the long-term growth of shareholder value. The Board expects management to assume responsibility for the day-to-day operations of the Corporation while staying within authorized business limits and conforming to the strategic plan, annual operating plan and budget and various corporate policies approved by the Board. The Board expects to be regularly informed by management of the results obtained, the progress achieved, any business opportunities which may arise and any difficulties encountered. The Board also expects management to submit for its approval, alternative plans and strategies to be implemented based on the economic and market conditions.

Strategic Planning

The President and CEO assumes specific responsibility for the adoption of a strategic business plan. The Board reviews and, where appropriate, approves the Corporation’s annual budget and strategic plan which takes into account, among other things, the opportunities and risks of the business, all of which are developed at first by management and discussed between management and the Board. The Board frequently discusses the Corporation’s strategies and their implementation at Board meetings. The Corporation reviews its strategic plan periodically, taking into account changes in the general business conditions and, in particular, in the mining industry. This strategic plan is produced along with long-term financial forecasts.

Risks Assessment

Inherent in the supervision by the Board of the strategic planning process and the regular review by the Board of the operating performance of the Corporation is the identification and understanding of the principal risks of the Corporation’s business and the oversight of the implementation by management of systems to manage those risks. The Audit Committee assumes specific responsibility for the identification of the principal financial risks of the Corporation’s business and the implementation of appropriate systems to effectively manage these risks.  The Corporation reviews its principal risks during the course of the year and reports on said review to the Board. The Corporation’s major risks are discussed on pages 70 to 72 of its Annual Report for its financial year ended December 31, 2007.

Financial Reporting and Internal Controls

Management is primarily responsible for the maintenance of internal controls and management information systems.  The Audit Committee reviews the financial reporting process, the system of internal controls and the management of the financial risks of the Corporation and the audit process of the financial information of the Corporation. Based on its review, the Audit Committee makes recommendations to the Board.

Succession Planning

The Corporate Governance Committee, in collaboration with the CEO, is responsible for reviewing the essential elements of short-term and long-term senior management succession planning and in regards thereto it evaluates senior management of the Corporation on an ongoing basis and reports to the Board when necessary.

Communication Policy

The Board, by itself and also through its Corporate Governance Committee, assumes specific responsibility for developing and monitoring systems for effective communications with shareholders and the public at large. The Audit Committee reviews and approves the contents of major financial disclosure documents, including the un-audited quarterly and audited annual financial statements, the management’s discussion and analysis of the financial conditions and results of operation relating to said financial statements and management’s assessment on internal controls.

The Board reviews all major disclosure documents, including the annual information form, circulars and the above-described financial disclosure documents. The Board adopted and also reviews from time to time the Corporation’s disclosure policy that provides for the accurate and timely communication to the public of all important information, addresses how the Corporation interacts with shareholders, analysts, stakeholders and the public in general as regards to communication of information, and contains measures to avoid selective disclosure. In this regard:

(a)	procedures are in place to provide timely information to investors and to respond to investor inquiries and concerns;

(b)
the Corporation maintains an investors relations service with the responsibility of managing communications with the investing public in accordance with the Corporation’s disclosure policy and procedure and legal disclosure requirements;

(c)	it is the Corporation’s policy that every shareholder inquiry should receive a prompt response from the Director, Investor Relations;

(d)	the Director, Investor Relations, is available to shareholders by telephone, fax and e-mail; and

(e)	the Corporation maintains an investor relations website at www.iamgold.com.

Committees of the Board

All committees are created by the Board and report directly to it. There are currently four standing committees of the Board: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Health and Safety Committee. All committee members are appointed by the Board. Mr. Conway, the only director who is not independent, is not a member of any committee of the Board. The Chairman of a committee is selected by the Board among the members of the relevant committee. A committee may, at the Corporation’s expense, retain the services of such independent advisors as it may deem useful or necessary in carrying out its mandate. The role and responsibilities of each committee are set out in written mandates, which are reviewed annually by the relevant committee to ensure they reflect best practices and compliance with regulatory requirements.

The Audit Committee consists of four independent directors. The general mandate of the Audit Committee is to review and, if deemed appropriate, recommend the approval of the Corporation’s annual and quarterly financial statements, and related disclosure documents, to the Board, and more particularly review the Corporation’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

The Audit Committee reviews the general policies submitted by the Corporation’s management in connection with financial reporting and internal control and deals with all matters relating thereto. Based on its review, this committee makes recommendations to the Board. Finally, the Audit Committee ensures that the external auditors are independent vis-à-vis management of the Corporation and makes its recommendations regarding their nomination for the ensuing year.

All members of the Audit Committee are financially literate and audit committee financial experts. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Corporation. In considering criteria for determination of accounting or related financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

The charter of the Audit Committee was specifically approved by the Board, and is reviewed annually by said committee. All modifications to the charter are submitted to the Board for approval. This committee’s charter is attached as a schedule to the annual information form dated March 28, 2008 of the Corporation (the “AIF”) for the fiscal year ended December 31, 2007. In addition, disclosure with respect to the Audit Committee is contained in the AIF under Item VII entitled Audit Committee.  A copy of the AIF is available on SEDAR under the Corporation’s profile at www.sedar.com.

The Audit Committee met 7 times during the financial year ended December 31, 2007.  The members of the Audit Committee are:

John E. Caldwell - Chairman
Jean-André Élie
Stephen Freedhoff
Mahendra Naik

The Environmental Health and Safety Committee consists of four independent directors. The objective of the Environmental Health and Safety Committee is to assist the Board in fulfilling its responsibilities in respect of environmental health and safety and community matters at all projects and properties of the Corporation.  The mandate of the committee is to oversee the development and implementation of policies and best practices of the Corporation relating to the environmental health and safety and community matters and compliance with applicable laws and regulations in different jurisdictions around the world.

The Environmental Health and Safety Committee met 4 times during the year.  The members of the Environmental Health and Safety Committee are:

W. Robert Dengler - Chairman
Peter C. Jones
John T. Shaw
Guy G. Dufresne

The Corporate Governance Committee consists of four independent directors and is responsible for developing and reviewing the Corporation’s approach to governance issues and matters. The Corporate Governance Committee’s responsibilities include reviewing the Corporation’s corporate governance policies and practices, developing the Corporation’s approach to corporate governance issues and practices, preparing and recommending to the Board a “Statement of Corporate Governance Practices” to be included in the Corporation’s management information circular; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; reviewing the Board’s committees’ and directors’ effectiveness; reviewing the senior management organization and reporting structure; reviewing with the CEO the essential elements of succession planning; advising and recommending orientation and education programs for new directors; and reviewing the size and composition of the Board to ensure it can function efficiently.

The Corporate Governance Committee met 3 times during the year. The members of the Corporate Governance Committee are:

Donald K. Charter - Chairman
Derek Bullock
William D. Pugliese

The Compensation Committee consists of three independent directors. Its role and responsibilities include, but are not limited to administering the Share Incentive Plan; reviewing, preparing and recommending for approval to the Board on an annual basis the “Report on Executive Compensation” for inclusion in the Corporation’s management information circular; developing an executive compensation strategy to attract and retain senior managers and to motivate them to achieve superior results; reviewing and appraising the performance of the executive officers; and reviewing the adequacy and form of the compensation of directors.

The Compensation Committee met 8 times during the year ended December 31, 2007. The members of the Compensation Committee are:

Peter C. Jones - Chairman
Donald K. Charter
William D. Pugliese

Corporate Governance Activities in 2007

During the year ended December 31, 2007, the Corporate Governance Committee:

(a)
reviewed the size and composition of the Board and considered the necessary expertise and experience for members of the Board to effectively discharge their responsibilities at the Board and committee level;

(b)	reviewed the individual committee mandates and composition;

(c)	reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence; and

(d)	recommended to the Board the 12 nominees to stand for election as directors at the annual meeting of shareholders held in May 2007.

The monitoring of corporate governance is a continuous process that requires the full commitment of all the directors of the Corporation. The Corporate Governance Committee will consider evolving guidelines and recommendations in order to maintain the best practices for the Corporation and shareholders in respect of corporate governance matters.

This disclosure statement has been prepared and approved by the Corporate Governance Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2007 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2007 or a proposed nominee of the Corporation, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Further financial information is provided in the comparative financial statements and management’s discussion and analysis of the Corporation for its most recently completed financial year.  The Corporation will provide any shareholder of the Corporation, without charge, upon request to the Secretary of the Corporation:

(i)	one copy of the current annual information form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	one copy of the comparative financial statements of the Corporation for the year ended December 31, 2007 together with the report of the auditor thereon; and

(iii)	one copy of the management’s discussion and analysis of the Corporation for the year ended December 31, 2007.

APPROVAL

The contents and the sending of the Circular to the shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario this 11th day of April, 2008.

BY ORDER OF THE BOARD

Joseph F. Conway

President and Chief Executive Officer

SCHEDULE A

IAMGOLD CORPORATION

SHARE INCENTIVE PLAN

AMENDED AND RESTATED AS OF APRIL 11, 2007

  ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01.    Definitions: For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)
“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)
“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of article eight of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under section 3.04 of the Plan;

(k)
“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Deferred Share Plan” means the deferred share plan described in article six of the Plan;

(m)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(n)	“Directors” shall mean the board of directors of the Corporation from time to time;

(o)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(p)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(q)
“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(r)
“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with section 4.13 of the Plan;

(v)
“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)
“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan;

(z)
“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in article five of the Plan;

(bb)
“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(cc)	“Share Option Plan” means the share option plan described in article four of the Plan;

(dd)	“Share Purchase Plan” means the share purchase plan described in article three of the Plan; and

(ee)
“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02.    Securities Definitions: In the Plan, the terms “affiliate”, “associate”, “subsidiary” and “insider” shall have the meaning given to such terms in the Securities Act (Ontario).

Section 1.03.    Headings: The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04.    Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05.     References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06.    Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01    Purpose of the Plan: The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and  Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02    Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03    Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04    Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)           the name and address of each Optionee;

(b)           the number of Common Shares subject to Options granted to each Optionee;

(c)           the aggregate number of Common Shares subject to Options;

(d)           the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Deferred Share Plan and the awards granted to each Participant under the Deferred Share Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05     Determination of Participants: The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Deferred Share Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the

Committee deems appropriate and relevant. Notwithstanding the foregoing, an Eligible Director who is not also an officer of the Corporation or of a Designated Affiliate may only be granted Options upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate and such Eligible Director shall not be eligible to be granted Options on an annual basis or otherwise other than upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate, with “initial appointment or election” referring to the appointment or election of such individual as a director of the Corporation or a Designated Affiliate in circumstances where, immediately prior to such appointment or election, the individual was not a director of the Corporation or a Designated Affiliate.

Section 2.06    Maximum Number of Shares:

(a)
Share Purchase Plan: The maximum number of Common Shares made available for issue from treasury under the Share Purchase Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 2,750,000 Common Shares in the aggregate (63,693 of which have been issued as of April 11, 2007) and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Share Purchase Plan exceed 2,750,000 Common Shares.

(b)
Share Option Plan: The maximum number of Common Shares made available for the Share Option Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 20,261,806 Common Shares in the aggregate (7,200,034 of which have been issued as of April 11, 2007) and in no event shall the aggregate number of Common Shares reserved for issue pursuant to the provisions of the Share Option Plan exceed 20,261,806 Common Shares. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

(c)
Share Bonus Plan: The maximum number of Common Shares made available for issue from treasury under the Share Bonus Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 600,000 Common Shares (82,144 of which have been issued as of April 11, 2007) in the aggregate and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Share Bonus Plan exceed the lesser of 600,000 Common Shares and 1% of the number of Common Shares then outstanding.

(d)
Deferred Share Plan: The maximum number of Common Shares made available for issue from treasury under the Deferred Share Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 500,000 Common Shares in the aggregate (none of which have been issued as of April 11, 2007) and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Deferred Share Plan exceed the lesser of 500,000 Common Shares and 1% of the number of Common Shares then outstanding.

For purposes of this section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or issue of Common Shares, as the case may be, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period.

ARTICLE THREE

SHARE PURCHASE PLAN

Section 3.01    The Share Purchase Plan: A share purchase plan is hereby established for Eligible Employees and Other Participants.

Section 3.02    Participants: Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03     Election to Participate in Share Purchase Plan and Participant’s Contribution:

(a)
Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal instalments.

(b)
The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)
No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04    Corporation’s Contribution: At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.  For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05    Aggregate Contribution: The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06     Issue or Purchase of Shares:

(a)
The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b)
At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 in the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date.  If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c)
The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07    Safekeeping and Delivery of Shares:

(a)           All Common Shares issued for, or delivered to, the account of a Participant in accordance with section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation.  Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded  to such Participant, at his or her last address according to the register maintained under section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)
If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section 3.08     Termination of Employment or Services: Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)	any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09    Election to Withdraw from Share Purchase Plan: Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with section 3.06 of the Plan and delivered to the Participant in accordance with section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10    Necessary Approvals: The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE FOUR

SHARE OPTION PLAN

Section 4.01    The Share Option Plan and Participants: A share option plan is hereby established for Eligible Directors (subject to section 2.05 of the Plan), Eligible Employees and Other Participants.

Section 4.02    Option Notice or Agreement: Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03    Exercise Price: The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04    Term of Option: The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to section 4.13 of the Plan, in no event shall an Option Period exceed 10 years.

Section 4.05    Lapsed Options: If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.06    Limit on Options to be Exercised: Except as otherwise specifically provided in any Employment Contract, in section 4.09 of the Plan or in the stock option notice or stock option agreement in respect of the Option, Options may be exercised (in each case to the nearest full share) during the Option Period as follows:

(a)	at any time during the Option Period after the end of the first year thereof, the Participant may purchase up to one third of the aggregate number of Common Shares subject to such Option;

(b)
at any time during the Option Period after the end of the second year thereof, the Participant may purchase an additional one third of the aggregate number of Common Shares subject to such Option plus any Common Shares not purchased in accordance with paragraph 4.06(a) above; and

(c)
at any time during the Option Period after the expiration of the third year thereof, the Participant may purchase any Common Shares subject to such Option not purchased in accordance with paragraphs 4.06(a) and (b) above.

Section 4.07    Eligible Participants on Exercise: Subject to section 4.06 of the Plan, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 4.10 or section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)
in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(b)
in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c)
in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08    Payment of Exercise Price: The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09    Acceleration on Take-over Bid: If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding section 4.06 of the Plan or any term or condition of any Option in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 4.10    Effect of Death: If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with sections 4.06, 4.07 and 4.11 of the Plan.

Section 4.11    Effect of Termination of Employment or Services: If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)
cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following (i) the Date of Termination stipulated in a notice of termination not for cause from the Corporation or any Designated Affiliate or (ii) Termination in situations other than a termination not for cause, exercise his Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination or the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12    Necessary Approvals: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13    Extension of Option Period: Notwithstanding section 4.04 of the Plan but subject to section 4.07 and section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE FIVE

SHARE BONUS PLAN

Section 5.01    The Share Bonus Plan: A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02    Participants: The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03    Necessary Approvals: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

ARTICLE SIX

DEFERRED SHARE PLAN

Section 6.01    The Deferred Share Plan: A deferred share plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 6.02    Awards and Issue or Purchase of Shares: The Committee shall have the right, in its sole and absolute discretion, to grant awards of Common Shares to Participants subject to such provisions and restrictions (including vesting provisions) as the Committee may determine and to determine whether in respect of awards of Common Shares granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of Common Shares granted under the Deferred Share Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of Common Shares so awarded to such Participant.

Section 6.03    Award Notice or Agreement: Awards granted to Participants under the Deferred Share Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04    Acceleration on Take-Over Bid: If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Section 6.05    Effect of Death: If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in section 6.03 of the Plan or as otherwise determined by the Committee, such Participant shall thereafter cease to be entitled to participate in the Deferred Share Plan and any entitlement to thereafter receive any other Common Shares under the Deferred Share Plan shall terminate with effect as of the date of death of such Participant.

Section 6.06    Effect of Termination of Employment or Services: If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than disability or death); or

(b)
cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise determined by the Committee or otherwise provided in any Employment Contract or the notice or agreement referred to in section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares under the Deferred Share Plan shall terminate with effect as of such date.

Section 6.07    Necessary Approvals: The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Deferred Share Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Deferred Share Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

ARTICLE SEVEN

WITHHOLDING TAXES

Section 7.01    Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE EIGHT

GENERAL

Section 8.01    Effective Time of Plan: The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02    Issuances to Insiders: In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(a)	the number of Common Shares reserved for issue from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(b)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

Section 8.03    Suspension, Termination or Amendments:  The Committee shall have the right

(a)           without the approval of the shareholders of the Corporation, to

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Deferred Share Plan, and

(ii)	make the following amendments to the Plan

A.
any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan,

B.
any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation,

C.	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

D.
other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan,

E.
any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

F.	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

G.	any amendment to the categories of persons who are Participants,

H.	any amendment to the contribution mechanics of the Share Purchase Plan,

I.	any amendment respecting the administration or implementation of the Plan, and

J.
any amendment to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan;

and

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to

(i)
any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

(ii)
any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan, and

(vi)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan.

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04     Non-Assignable: No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05    Rights as a Shareholder: No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares.

Section 8.06    No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07     Consolidation, Merger, etc.: If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)
each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)
upon the exercise of an Option under the Share Option Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.

Section 8.08    Adjustment in Number of Shares Subject to the Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)           the number of Common Shares available under the Plan;

(b)           the number of Common Shares subject to any Option; and

(c)           the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 8.09    Securities Exchange Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 8.10    No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section 8.11    Participation through RRSP’s and Holding Companies: Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12    Compliance with Applicable Law: If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13    Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.